EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Stillwater Mining Company:
We consent to the incorporation by reference in the registration statement (No. 333-129953) on Form S-8 of Stillwater Mining Company of our report dated June 28, 2006, with respect to the statement of net assets available for benefits of the Stillwater Mining Company 401(k) Plan as of December 31, 2005, which report appears in the December 31, 2006 annual report on Form 11-K of the Stillwater Mining Company 401(k) Plan.
Our report refers to the 2005 statement of net assets before the restatement described in Note 1 to the financial statements. We were not engaged to audit, review or apply any procedures with respect to the restatement of the 2005 statement of net assets.
/s/ KPMG LLP
Billings, Montana
June 27, 2007